MCMILLAN BINCH

BARRISTERS & SOLICITORS

02 MAY 23 AM 10: 5?

SUITE 3800 • SOUTH TOWER • ROYAL BANK PLAZA • TORONTO • ONTARIO • CANADA M5J 2J7
FAX 416.865.7048 • WWW.MCBINCH.COM • TELEPHONE 416.865.7000

Reply Attention of	*Chung H. Yue*
Direct Line	*(416) 865-7296*
Internet Address	*Cyue@mcbinch.com*
Our File No.	*0056106*
Date	*May 17, 2002*

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Mail Stop 3-2
Washington, D.C. 20549
U.S.A.

02034315

SUPPL

Dear Mesdames/Sirs:

Re: Boliden AB
File No. 82-4707

As required by Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith and listed below are relevant documents for the period from the date of our letter of February 27, 2002 through the date of this letter:

1. Extraordinary meeting materials: Letter to shareholder and form of proxy, February 21, 2002;

2. Extraordinary meeting materials: Letter to shareholder and voting instruction form;

3. News release – Boliden resumes production at Myra Falls, March 15, 2002;

4. News release – Roger Sundqvist new Vice President in Boliden and General Manager for the Rönnskär Smelter, April 12, 2002;

5. News release – Financial information from Boliden during year 2002, April 12, 2002;

6. News release – Boliden's annual report 2001, April 15, 2002;

7. News release – Bulletin from the annual general meeting of Boliden AB, 29th April 2002, April 29, 2002;

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

dlw 5/29

8. News release – Boliden announces profit for first quarter 2002, April 29, 2002; and

9. Annual meeting materials: two sets of letter to shareholder, notice of participation, power of attorney and voting instructions, April 8, 2002.

Yours truly,

Chung H. Yue
Law Clerk

Enclosures

K:\SEC\CHY\BOLIDEN\LETSEC49.DOC

boliden

April 8, 2002

Dear Shareholder:

The Corporation intends to hold its annual meeting of shareholders on Monday, April 29, 2002 in Skellefteå, Sweden.

Your shares are reflected in a nominee account of Skandinaviska Enskilda Banken AB (publ) in the regisiter of holders maintained by VPC AB (the Swedish central securities depository) which has been established on behalf of The Canadian Depository for Securities Limited, for its participants.

If you would like to participate in the annual meeting, you must complete, date, sign and return:

(a) **the accompanying form of notice of participation to IICC in the envelope provided for this purpose by no later than April 16, 2002; and**

(b) **the accompanying form of power of attorney (and voting instruction form) to IICC in the envelope provided for this purpose by no later than April 22, 2002.**

Faxed copies of the power of attorney will not be accepted.

Set out below is an English language translation of the notice of meeting published in Sweden.

STOCKHOLM
28 March 2002

BOLIDEN AB (publ)

ANNUAL GENERAL MEETING

The shareholders in Boliden AB (publ) are hereby convened to attend the Annual General Meeting to be held at the Expolaris Kongresscentre, Kanalgatan 73 – 75, Skellefteå, Sweden, on Monday, April 29, 2002 at 3 p.m.

Registration of shareholders will start at 1.30 p.m. and coffee will be served. Shareholders are offered the opportunity to attend a guided tour of the Rönnskär Smelter. Busses will leave Expolaris at 11.30 a.m. Shareholders who would like to participate in the guided tour shall give notice hereof in connection with the notification of attendance.

Agenda

The following items will be dealt with at the Meeting:

1. Election of the chairman of the Meeting.
2. Preparation and approval of the list of voters.
3. Election of two persons to approve the minutes of the Meeting.
4. Determination of whether the Meeting has been duly convened.
5. Approval of the agenda for the Meeting.
6. Presentation of the Annual Report, the Auditor's Report and the Consolidated Accounts and the Auditor's Report on the Consolidated Accounts.
7. The President's speech.

8. Approvals:
   a) The Profit and Loss Statement and the Balance Sheet, the Consolidated Profit and Loss Statement and the Consolidated Balance Sheet for the Group;
   b) *Allocation of the loss in accordance with the Balance Sheet;* and
   c) To discharge the members of the board and the president from liability.
9. Decision regarding the number of members and deputy members of the Board.
10. Determination of the remuneration payable to the Board of Directors.
11. Election of Board members.
12. Determination of remuneration payable to the auditors.
13. Closing.

Allocation of the loss (Item 8 b)

The Board of Directors proposes that no dividend be paid for year 2001.

Remuneration to the Board of Directors (Item 10) and the Auditors (Item 12)

Shareholders who represent more than 50% of the total number of votes of the company have proposed that the remuneration to the Board of Directors shall be SEK 1.575.000, to be distributed by the Board amongst its members.

The remuneration to the Auditors is proposed to be paid on account.

It is noted that the company's auditors are elected until the end of the Annual General Meeting in year 2005.

Election of Members to the Board of Directors (Item 11)

Shareholders who represent more than 50% of the total number of votes in the company have proposed to re-elect Messrs. Carl Bennet, Göran Collert, Jan Johansson, Bengt Löfkvist, Kjell Nilsson and Anders Sundström and to elect Mr. Sverker Martin-Löf.

Stockholm in March 2002
Boliden AB (publ)
The Board of Directors

boliden

NOTICE OF PARTICIPATION

Annual Meeting of Shareholders of Boliden AB to be held on April 29, 2002

The undersigned holder of ordinary shares of Boliden AB hereby:

(a) confirms such holder's intention to participate in the annual meeting of shareholders of Boliden AB to be held on April 29, 2002; and

(b) authorizes The Canadian Depository for Securities Limited to instruct Skandinaviska Enskilda Banken AB to register such holder's shares for voting purposes.

DATED ______________________________, 2002.

____
Signature of Shareholder(s)

This form should be dated and signed by the shareholder or by the shareholder's attorney duly authorized in writing. If the shareholder is a corporation, this form should be signed by the duly authorized officer(s) of the corporation or by the corporation's attorney duly authorized in writing.

boliden

POWER OF ATTORNEY

Annual Meeting of Shareholders of Boliden AB to be held on April 29, 2002

The undersigned holder of ordinary shares of Boliden AB (the "Corporation") hereby authorizes Skandinaviska Enskilda Banken AB (publ), with full power of substitution, to represent and vote the shares represented by this Power of Attorney in accordance with the instructions set out in the attached Voting Instruction Form on behalf of the undersigned at the annual meeting of shareholders of the Corporation to be held on Monday, April 29, 2002.

The shares represented by this Power of Attorney will only be voted in accordance with the directions set out in the Voting Instruction Form. If no directions are given, the shares will not be voted.

DATED ______________________________, 2002.

____
Signature of Shareholder(s)

This form should be dated and signed by the shareholder or by the shareholder's attorney duly authorized in writing. If the shareholder is a corporation, this form should be signed by the duly authorized officer(s) of the corporation or by the corporation's attorney duly authorized in writing.

VOTING INSTRUCTIONS

Annual Meeting of Shareholders of Boliden AB to be held on April 29, 2002

1. VOTE FOR ☐ or VOTE AGAINST ☐ the matters relating to the Corporation's financial statements referred to in agenda item #8 of the notice dated March 28, 2002 (the "Notice").

2. VOTE FOR ☐ or VOTE AGAINST ☐ the election of the directors referred to in agenda item #11 of the Notice.

3. VOTE FOR ☐ or VOTE AGAINST ☐ the remuneration of the directors referred to in agenda item #10 of the Notice.

4. VOTE FOR ☐ or VOTE AGAINST ☐ the remuneration of the auditors referred to in agenda item #12 of the Notice.

02 MAY 23 AM 10:57

boliden

April 8, 2002

Dear Shareholder:

Boliden AB (the "Corporation") intends to hold its annual meeting of shareholders on Monday, April 29, 2002 in Skellefteå, Sweden.

Your shares are reflected in a nominee account of Skandinaviska Enskilda Banken AB (publ) in the reigister of holders maintained by VPC AB (the Swedish central securities depository) which was established on behalf of a Canadian based nominee company for certain shareholders of Boliden Limited in connection with a plan of arrangement which was completed in December 2001. The nominee company was established to ensure that shareholder information is forwarded to beneficial holders reflected in the account and facilitate participation by such holders at meetings of shareholders of the Corporation.

If you would like to participate in the annual meeting, you must complete, date, sign and return:

(a) the accompanying form of notice of participation by no later than April 16, 2002; and

(b) the accompanying form of power of attorney (and voting instruction form) by no later than April 22, 2002;

in each case, to the attention of the nominee company as follows: Boliden c/o McMillan Binch, Royal Bank Plaza, South Tower, Suite 3800, Toronto, Ontario, Canada, M5J 2J7, Attention: Sean Farrell. Faxed copies of the power of attorney will not be accepted.

Questions or requests for assistance may be directed to Sean Farrell of McMillan Binch, Canadian counsel to the Corporation (phone: 416-865-7910 or e-mail: sfarrell@mcbinch.com).

Set out below is an English language translation of the notice of meeting published in Sweden.

STOCKHOLM
28 March 2002

BOLIDEN AB (publ)

ANNUAL GENERAL MEETING

The shareholders in Boliden AB (publ) are hereby convened to attend the Annual General Meeting to be held at the Expolaris Kongresscentre, Kanalgatan 73 – 75, Skellefteå, Sweden, on Monday, April 29, 2002 at 3 p.m.

Registration of shareholders will start at 1.30 p.m. and coffee will be served. Shareholders are offered the opportunity to attend a guided tour of the Rönnskär Smelter. Busses will leave Expolaris at 11.30 a.m. Shareholders who would like to participate in the guided tour shall give notice hereof in connection with the notification of attendance.

Agenda

The following items will be dealt with at the Meeting:

1. Election of the chairman of the Meeting.
2. Preparation and approval of the list of voters.
3. Election of two persons to approve the minutes of the Meeting.

4. Determination of whether the Meeting has been duly convened.
5. Approval of the agenda for the Meeting.
6. Presentation of the Annual Report, the Auditor's Report and the Consolidated Accounts and the Auditor's Report on the Consolidated Accounts.
7. The President's speech.
8. Approvals:
   a) The Profit and Loss Statement and the Balance Sheet, the Consolidated Profit and Loss Statement and the Consolidated Balance Sheet for the Group;
   b) Allocation of the loss in accordance with the Balance Sheet; and
   c) To discharge the members of the board and the president from liability.
9. Decision regarding the number of members and deputy members of the Board.
10. Determination of the remuneration payable to the Board of Directors.
11. Election of Board members.
12. Determination of remuneration payable to the auditors.
13. Closing.

Allocation of the loss (Item 8 b)

The Board of Directors proposes that no dividend be paid for year 2001.

Remuneration to the Board of Directors (Item 10) and the Auditors (Item 12)

Shareholders who represent more than 50% of the total number of votes of the company have proposed that the remuneration to the Board of Directors shall be SEK 1.575.000, to be distributed by the Board amongst its members.

The remuneration to the Auditors is proposed to be paid on account.

It is noted that the company's auditors are elected until the end of the Annual General Meeting in year 2005.

Election of Members to the Board of Directors (Item 11)

Shareholders who represent more than 50% of the total number of votes in the company have proposed to re-elect Messrs. Carl Bennet, Göran Collert, Jan Johansson, Bengt Löfkvist, Kjell Nilsson and Anders Sundström and to elect Mr. Sverker Martin-Löf.

Stockholm in March 2002
Boliden AB (publ)
The Board of Directors

boliden

NOTICE OF PARTICIPATION

Annual Meeting of Shareholders of Boliden AB to be held on April 29, 2002

The undersigned holder of ordinary shares of Boliden AB hereby:

(a) confirms such holder's intention to participate in the annual meeting of shareholders of Boliden AB to be held on April 29, 2002; and

(b) authorizes 3974677 Canada Inc. to instruct Skandinaviska Enskilda Banken AB (publ) to register such holder's shares for voting purposes.

DATED ______________________________, 2002.

____
Signature of Shareholder(s)

This form should be dated and signed by the shareholder or by the shareholder's attorney duly authorized in writing. If the shareholder is a corporation, this form should be signed by the duly authorized officer(s) of the corporation or by the corporation's attorney duly authorized in writing.

boliden

POWER OF ATTORNEY

Annual Meeting of Shareholders of Boliden AB to be held on April 29, 2002

The undersigned holder of ordinary shares of Boliden AB (the "Corporation") hereby authorizes Skandinaviska Enskilda Banken AB (publ), with full power of substitution, to represent and vote the shares represented by this Power of Attorney in accordance with the instructions set out in the attached Voting Instruction Form on behalf of the undersigned at the annual meeting of shareholders of the Corporation to be held on Monday, April 29, 2002.

The shares represented by this Power of Attorney will only be voted in accordance with the directions set out in the Voting Instruction Form. If no directions are given, the shares will not be voted.

DATED ______________________________, 2002.

____
Signature of Shareholder(s)

This form should be dated and signed by the shareholder or by the shareholder's attorney duly authorized in writing. If the shareholder is a corporation, this form should be signed by the duly authorized officer(s) of the corporation or by the corporation's attorney duly authorized in writing.

VOTING INSTRUCTIONS

Annual Meeting of Shareholders of Boliden AB to be held on April 29, 2002

1. VOTE FOR ☐ or VOTE AGAINST ☐ the matters relating to the Corporation's financial statements referred to in agenda item #8 of the notice dated March 28, 2002 (the "Notice").

2. VOTE FOR ☐ or VOTE AGAINST ☐ the election of the directors referred to in agenda item #11 of the Notice.

3. VOTE FOR ☐ or VOTE AGAINST ☐ the remuneration of the directors referred to in agenda item #10 of the Notice.

4. VOTE FOR ☐ or VOTE AGAINST ☐ the remuneration of the auditors referred to in agenda item #12 of the Notice

boliden

February 21, 2002

Dear Shareholder:

A list of shareholders of Boliden AB (the "Corporation") shows that you own ordinary shares of the Corporation which are reflected in a securities account in the register of holders maintained by VPC AB, the Swedish central securities depository. The securities account is registered in the name of a Canadian based nominee company established by the Corporation in conjunction with a plan of arrangement which was completed in December 2001. The nominee company was established to ensure, among other things, that shareholder information is forwarded to shareholders reflected in the account and follow the instructions of shareholders with respect to voting their shares.

The Corporation intends to hold an extraordinary meeting of shareholders on March 11, 2002 in Stockholm, Sweden. The purpose of the meeting is to approve an amendment to the Corporation's articles of association to permit shareholder meetings to take place in Skellefteå, Sweden. Attached to this letter are:

(a) an English language translation of the notice of meeting published in Sweden; and

(b) a form of proxy.

If you would like to participate in the meeting, please complete, date, sign and return the accompanying proxy. To be effective, proxies must be received by the nominee company before 5:00 p.m. (Toronto time) on Thursday, March 7, 2002. The address for the nominee company is as follows: McMillan Binch, Royal Bank Plaza, South Tower, Suite 3800, Toronto, Ontario, Canada, M5J 2J7, Attention: Sean Farrell. The fax number is 416-865-7048 (please address any faxes to the attention of Sean Farrell).

Questions or requests for assistance may be directed to Sean Farrell of McMillan Binch, Canadian counsel to the Corporation (phone: 416-865-7910 or e-mail: sfarrell@mcbinch.com).

With modification of earlier notice you are called to

EXTRAORDINARY GENERAL MEETING

Notice is hereby given to the shareholders in Boliden AB (publ) that an Extraordinary General Meeting of the Company will be held at 10:00 a.m. on Monday, 11 March 2002 at Advokatfirman Vinge, Smålandsgatan 20, Stockholm.

AGENDA

1. Opening of the Meeting and election of a Chairman for the Meeting
2. Preparation and approval of the list of voters
3. Election of one or two persons to approve the minutes of the Meeting
4. Approval of the agenda for the Meeting
5. Determination of whether the Meeting has been duly convened
6. Approval of proposed change of § 2 in Articles of Association
7. The Extraordinary General Meeting ends

The Board of Directors has the following proposal (in italics) to the Extraordinary General Meeting with regard to items 6 on the above Agenda:

Item 6: The board of directors shall have its registered office in Stockholm. General meeting can also take place in Skellefteå kommun.

Stockholm in February 2002
Boliden AB (publ)
Board of Directors

boliden

FORM OF PROXY
Extraordinary Meeting of Shareholders of Boliden AB to be held on March 11, 2002

The undersigned holder of ordinary shares of Boliden AB (the "Corporation") hereby authorizes 3974677 Canada Inc. to vote the ordinary shares of the Corporation represented by this proxy (the "Ordinary Shares") as follows:

1. VOTE FOR ☐ or VOTE AGAINST ☐ the proposal described in the English language translation of the Notice of Extraordinary General Meeting published by the Corporation in Sweden in February 2002.

The Ordinary Shares will only be voted in accordance with the directions given in this proxy. If no directions are given, the Ordinary Shares will not be voted.

DATED ______________________________, 2002.

____
Signature of Shareholder(s)

This form of proxy should be dated and signed by the shareholder or by the shareholder's attorney duly authorized in writing. If the shareholder is a corporation, this form of proxy should be signed by the duly authorized officer(s) of the corporation or by the corporation's attorney duly authorized in writing. If this form of proxy is not dated, it will be deemed to bear the date on which it was mailed to the shareholder.

Please provide the information requested below.

____
Name (please print)

____
Address

boliden

February 21, 2002

Dear Shareholder:

The Corporation intends to hold an extraordinary meeting of shareholders on March 11, 2002 in Stockholm, Sweden. The purpose of the meeting is to approve an amendment to the Corporation's articles of association to permit shareholder meetings to take place in Skellefteå, Sweden. Set out below is an English language translation of the notice of meeting published in Sweden.

With modification of earlier notice you are called to

EXTRAORDINARY GENERAL MEETING

Notice is hereby given to the shareholders in Boliden AB (publ) that an Extraordinary General Meeting of the Company will be held at 10:00 a.m. on Monday, 11 March 2002 at Advokatfirman Vinge, Smålandsgatan 20, Stockholm.

AGENDA

1. Opening of the Meeting and election of a Chairman for the Meeting
2. Preparation and approval of the list of voters
3. Election of one or two persons to approve the minutes of the Meeting
4. Approval of the agenda for the Meeting
5. Determination of whether the Meeting has been duly convened
6. Approval of proposed change of § 2 in Articles of Association
7. The Extraordinary General Meeting ends

The Board of Directors has the following proposal (in italics) to the Extraordinary General Meeting with regard to items 6 on the above Agenda:

Item 6: The board of directors shall have its registered office in Stockholm. General meeting can also take place in Skellefteå kommun.

Stockholm in February 2002
Boliden AB (publ)
Board of Directors

If you would like to participate in the meeting, please complete, date, sign and return the accompanying voting instruction form in accordance with the instructions accompanying this letter before 5:00 p.m. (Toronto time) on Thursday, March 7, 2002.

boliden

VOTING INSTRUCTION FORM

Extraordinary Meeting of Shareholders of Boliden AB to be held on March 11, 2002

The undersigned holder of ordinary shares of Boliden AB (the "Corporation") hereby authorizes The Canadian Depository for Securities Limited to vote the ordinary shares of the Corporation represented by this form (the "Ordinary Shares") as follows:

1. VOTE FOR ☐ or VOTE AGAINST ☐ the proposal described in the English language translation of the Notice of Extraordinary General Meeting published by the Corporation in Sweden in February 2002.

The Ordinary Shares will only be voted in accordance with the directions given in this form. If no directions are given, the Ordinary Shares will not be voted.

DATED ______________________________, 2002.

____
Signature of Shareholder(s)

This form should be dated and signed by the shareholder or by the shareholder's attorney duly authorized in writing. If the shareholder is a corporation, this form should be signed by the duly authorized officer(s) of the corporation or by the corporation's attorney duly authorized in writing. If this form is not dated, it will be deemed to bear the date on which it was mailed to the shareholder.

82-4707

CNW Canada NewsWire

Give us your message. We'll give you the world.

BOLIDEN LIMITED

Quotes
BOL. (TSE)

Releases Earnings

Attention Business Editors:

Boliden resumes production at Myra Falls

STOCKHOLM, March 15 /CNW/ - Boliden has decided to resume production at the Canadian mine in Myra Falls, which has been closed since December 2001. The decision was made after an agreement had been reached with employees, unions, suppliers and customers regarding an extensive action plan. The plan contains measures aiming at improved operating efficiency of operating the business. The mine now has the prerequisites to be run in a financially sound manner, even during periods when world market metal prices are low.

-Despite the fact that Myra Falls is a mine with high grade mineral reserves, the support for the action plan was a prerequisite for the continued production at the mine. My opinion is that with the action plan in place, we will reach an operating profit at Myra Falls by the third quarter 2002, said Jan Johansson, Boliden's president and CEO.

According to the plan, the workforce will be reduced by approximately 17 per cent. Wages, salaries, contracts with suppliers and contractors are adjusted.

Production at the mine was suspended at the beginning of December 2001 in order to enable an evaluation of possible solutions, such as sale, closure or potential steps of running the mine in a more efficient way.

Myra Falls has been in production for 36 years and owned by Boliden since 1998. It is a mine with high-grade mineral reserves and very good exploration potential.

-30-

For further information: please contact: Jan Johansson, CEO and President Boliden AB, phone: +46 8 610 15 00 or +46 705 55 02 02

BOLIDEN LIMITED has 59 releases in this database.

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82-4707

CNW Canada NewsWire

Give us your message. We'll give you the world.

BOLIDEN LIMITED

Quotes
BOL. (TSE)

Releases Earnings

Attention Business Editors:

Roger Sundqvist new Vice President in Boliden and General Manager for the Ronnskar Smelter

STOCKHOLM, Sweden, April 12 /CNW/ - Roger Sundqvist, 48 years old, has been appointed Vice President in Boliden AB and General Manager for Boliden's smelter in Ronnskar, effective May 1, 2002. Roger has been Acting General Manager for the Ronnskar Smelter since February 1, 2002.

Roger Sundqvist has many years' experience at the Ronnskar smelter where he has held positions as Production Manager and as Manager for both lead production and the precious metals refinery.

-30-

For further information: Jan Johansson, President and CEO, Boliden AB, telephone +46 8-610 16 02 or +46 705 55 02 02

BOLIDEN LIMITED has 60 releases in this database.

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82-4707

BOLIDEN LIMITED

Quotes
BOL. (TSE)

Releases Earnings

Attention Business Editors:

Financial Information from Boliden during Year 2002

STOCKHOLM, Sweden, April 12 /CNW/ -

Financial Information from Boliden during Year 2002

29 April	Annual Shareholders' Meeting Expolaris Kongresscenter - Skelleftea
29 April	First Quarter Results - 2002
14 August	Second Quarter Results - 2002
22 October	Third Quarter Results - 2002

-30-

For further information: Ulf Soderstrom, Vice President Public Relations, tel: +46 8 610 15 57 or +46 706 18 95 95

BOLIDEN LIMITED has 60 releases in this database.

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82-4707

BOLIDEN LIMITED

Quotes
BOL. (TSE)

Releases Earnings

Attention Business Editors:

Boliden's Annual Report 2001

STOCKHOLM, April 15 /CNW/ - The Annual Report 2001 for Boliden AB will be released today.

The report can be found as a pdf-file on Boliden's website www.boliden.se, where it is also possible to order a printed copy of the report.

-30-

For further information: please contact: Ulf Soderstrom, Vice President Public Relations, tel: +46 8 610 15 57 or +46 70 618 95 95

BOLIDEN LIMITED has 60 releases in this database.

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BOLIDEN LIMITED

Quotes and Charts
BOL. (TSE)

Releases Earnings

Attention Business Editors:

Bulletin from the Annual General Meeting of Boliden AB, 29th April 2002

SKELLEFTEA, Sweden, April 29 /CNW/ -

Dividend

The Annual General Meeting decided in accordance with the proposal of the Board of Directors and the CEO that no dividend will be distributed.

Board of Directors

The Annual General Meeting decided to re-elect ordinary members Carl Bennet, Anders Sundstrom, Goran Collert, Jan Johansson, Bengt Lofkvist and Kjell Nilsson. Sverker Martin-Lof was elected as a new member.

-30-

For further information: Ulf Soderstrom, Vice President, Public Relations, tel: +46 8 610 15 57

BOLIDEN LIMITED has 63 releases in this database.

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82-4707

CNW Canada NewsWire

Give us your message. We'll give you the world.

BOLIDEN LIMITED

Quotes and Charts
BOL. (TSE)

Releases Earnings

Attention Business/Financial Editors:

Boliden announces profit for first quarter 2002

FIRST QUARTER REPORT - JANUARY - MARCH 2002

TORONTO, April 29 /CNW/ -

- Boliden reports a profit of SEK 17 million (-558 M) after financial items for the first quarter of 2002. The operating profit was SEK 97 million (-88 M), corresponding to an operating margin of 4.0 (-3.0) per cent.

- Increased production at the Ronnskar complex and a stronger USD exchange rate influenced the operating result positively during the period. Lower metal prices, lower treatment and refining charges and reduced production in the mining operations had a negative influence.

- In January Boliden acquired the assets of the Dutch copper-tubing manufacturer HME Nederland for SEK 50 million. The acquisition establishes Boliden as one of Europe's largest manufacturers of copper tubing.

- Production at the Canadian mine Myra Falls was resumed following the implementation of a program aimed at considerably improving efficiency.

- Boliden has hedged further dollar revenues, corresponding to nearly 100 per cent of the anticipated flow for the year 2002. The greater part of the company's gold production has also been hedged up to the end of the first quarter of 2003.

- Boliden's loans under the refinancing agreement signed in 2001 can again be classified as long term.

<<

Turnover and result SEK million (unless stated otherwise)	2002 Q1	2001 Q1

82-4707

Turnover	2 406	2 897
Operating result	97	-88
Operating margin (%)	4.0	-3.0
Earnings after financial items	17	-558
Net result for period	17	-460
Earnings per share(1), SEK	0.20	-5.36
Return on shareholders' capital (%)	2.7	-171.8
Return on capital employed (%)	5.4	-12.8
Cash flow from operating activities before changes in working capital	125	22
Cash flow for period	-328	-23

Metal prices (average LME/LBM)	2002 Q1	2001 Q1	Change in %
Copper (USD/lb)	0.71	0.80	-11
Zinc (USD/lb)	0.36	0.46	-22
Lead (USD/lb)	0.22	0.22	0
Gold (USD/oz)	290	264	10
Silver (USD/oz)	4.49	4.54	-1
Rates of exchange			
USD/SEK	10.45	9.75	7
USD/CAD	1.59	1.53	4

---

(1) Full dilution results in only a negligible reduction in earnings per share. Dilution concerns options issued by Boliden Limited, which give the right to obtain shares in Boliden AB. The options give the right to obtain a total of 371 703 newly floated shares in Boliden AB.

President's Statement.

Boliden is reporting a profit again. The result after financial items for the first quarter of 2002 was SEK 17 million (-558 M). The operating profit was SEK 97 million compared with SEK -88 million for the same period last year, corresponding to an operating margin of 4.0 (-3.0) per cent. The main reasons for the improved result were increased production at Ronnskar and a much stronger American dollar. However, lower metal prices, lower treatment and refining charges and reduced production from our mines had a negative influence on trend for the first quarter of 2002 compared with the first quarter of 2001.

Metal prices strengthened during the first quarter, compared with the fourth quarter of 2001. This is partly due to reduced world mine production and to more positive signals regarding the global economy. However, it is anticipated that the currently high stocks of metals will continue to have a restraining effect on metal prices in the short term. The contract levels for treatment and refining charges are lower for 2002 compared with 2001, due primarily to a shortage of high-quality concentrate in combination with good

access to smelting and refining capacity in the world.

During the first quarter of 2002, Boliden has chosen to hedge additional dollar revenues for the year. The purpose of this is to safeguard the current year's operating plan. We have also hedged the greater part of our gold production up to the end of the first quarter of 2003. Moreover, Boliden's loans under the refinancing agreement signed in 2001 can again be classified as long term.

Production in our Business Area Mining Operations has decreased during the first quarter of 2002 as we now have fewer operating mines. This is a result of the comprehensive restructuring program implemented last year, mainly in Boliden's foreign mining operations. Mine production for the comparable units indicates a varying trend compared with the same period last year. Production at Aitik was lower during the quarter, due mainly to lower head grades. The grade is expected to improve during the latter part of the year. Production was also affected by a temporary stoppage at the beginning of the year, due to a breakdown of the ore conveyor belt between the mine and the concentrator. In the Boliden Area, new records continue to be set in precious-metals production. Production at Garpenberg also shows strong improvement during the first quarter of 2002.

Operations at Myra Falls mine in Canada, which was temporarily closed in December 2001, were resumed in the middle of March. A comprehensive action plan which will allow more efficient production at the mine has been implemented. It is envisaged that Myra Falls will report a positive operating result from the third quarter of this year. The Storliden project is progressing according to plan and the main ramp was completed at the end of March. Commercial production at the mine is scheduled to commence in June. An extensive mineralisation has been discovered at Garpenberg. Drill hole intersections and geophysical surveys indicate potential for a substantial tonnage with good grades.

Production at Ronnskar was higher during the first quarter of 2002 compared with the same period last year, due mainly to the increased capacity achieved through the investment in the expansion of the copper smelter and refinery. The production increase was limited by a stoppage at Aitik and also by delayed deliveries of concentrate from Chile. Lower treatment and refining charges have affected Ronnskar's result negatively. At Boliden Bergsoe, production remains almost at the same level as for the corresponding quarter of 2001.

The Business Area Fabrication has been negatively affected by reduced activity in both the copper and brass markets in Europe compared with the same period last year. The market is expected to recover during the second half of the year. At the beginning of the year, Boliden acquired the assets of the Dutch copper-tubing manufacturer HME, which considerably strengthens our position on the European market for sanitary copper-tubing. An action plan in our British brass-manufacturing operations is running on schedule and will, together with the acquisition of HME, contribute positively to the operating result of the Business Area Fabrication during the remainder of the year.

The comprehensive restructuring and refinancing of Boliden last year has created an organization now well positioned for continued development and growth in spite of lower metal prices. The operating profit for the first quarter is good evidence of this.

Jan Johansson
CEO and President

Important events during the first quarter

Jan Boliden acquires the assets of Dutch copper-tube manufacturer HME Nederland for SEK 50 million.

Mar Boliden and North Atlantic Natural Resources, NAN, sign an agreement regarding exploration in the Skellefte field.

Production at Myra Falls mine in Canada resumed.
Main ramp in Storliden mine completed.
Sverker Martin-Lof, Chairman of SCA, proposed as new director on Boliden board.

Financial Statement

Boliden's turnover amounted to SEK 2 406 million (2 897 M) for the first quarter of 2002, a reduction of 17 per cent compared with the same period last year. Comparability between the years has been influenced by the sale of Norzink and Lomas Bayas, as well as the closure of Laisvall mine due to the depletion of ore reserves there in 2001. These units contributed SEK 495 million to turnover and SEK 77 million to the gross result for the first quarter of 2001.

The operating result for the period was positive, amounting to SEK 97 million (-88 M) and corresponding to an operating margin of 4.0 (3.0) per cent. It was influenced positively by increased production at the Ronnskar complex and a stronger USD exchange rate. It was influenced negatively by considerably lower metal prices, treatment charges and refining charges, as well as reduced production in the mining operations. The operating result after financial items was SEK 17 million (-558 M). Financial items have improved due mainly to improved loan conditions through the refinancing completed in August 2001. Also, last year's financial items include negative exchange rates with MSEK 275.

From the 2002 financial year onward, Boliden has chosen to show its shares of associated companies' profits under 'Operating result'. Previously, they were shown under 'Financial items' and as tax.

Cash flow for the period was SEK -328 million (-23 M). Cash flow from current operations was SEK -196 million (43 M), while acquisitions and investments in fixed assets totalled SEK 131 million (160 M). SEK -211 million of the period's cash flow of SEK -328 million are an adjustment of the accounts payable to a normal level. In addition, the financing of NAN's Storliden project and the acquisition of HME have negatively affected the working capital for the period.

Financial Statement SEK million (unless stated otherwise)	2002 Q1	2001 Q1	Change in %
Turnover	2 406	2 897	-17
Operating result	97	-88	
Operating margin (%)	4	-3	
Result after financial items	17	-558	
Result for period	17	-460	

Market

The metal market

The prices of most of the metals Boliden produces were lower during the first quarter of 2002 than for the same period last year. During the period, Boliden has hedged approximately 90 per cent of its planned gold production up to the end of the first quarter of 2003 at an average of USD 300 an ounce. However, the company's exposure to changes in metal prices remains

considerable, since only a limited proportion of planned overall production has been hedged.

The lower metal prices during the first quarter compared with the same period last year can be explained partly by lower world economic growth in 2001, which resulted in weaker demand. However, the prices of several of the metals Boliden produces have risen during the first quarter of 2002 compared with the fourth quarter of 2001. The improved metal-price picture can, to a certain extent, be explained by more positive signals regarding the world economy, as well as reduced supply. The price of gold has strengthened during the first quarter, due partly to developments in the Middle East and increased demand from Japanese investors.

Metal prices (average LME/LBM)	2002 Q1	2001 Q1	Change in %
Copper (USD/lb)	0,71	0,80	-11
Zinc (USD/lb)	0,36	0,46	-22
Lead (USD/lb)	0,22	0,22	0
Gold (USD/oz)	290	264	10
Silver (USD/oz)	4,49	4,54	-1

The currency market

The value of the US dollar was, on average, higher during the first quarter of 2002 than in the same period last year. Compared with the fourth quarter of 2001, however, the dollar has weakened. The recent strengthening of the Swedish krona can be explained partly by the increased possibility that Sweden will join the EMU.

Boliden has hedged further dollar revenues during the reporting period. In total, almost 100 per cent of the company's estimated dollar income is now hedged for 2002 at an average rate of USD/SEK 10.48; the average rate including a hedge reserve is USD/SEK 10,79. This has been done in order to ensure that the plans the company has drawn up for its operations during the year can be implemented.

Exchange rates (average)	2002 Q1	2001 Q1	Change in %
USD/SEK	10,45	9,75	7
USD/CAD	1,59	1,53	4

Turnover and result per business area

The operating results of Boliden's different business areas for the first quarter of 2002 are set out below.

Turnover and Operating Result per Business Area MSEK	Turnover 2002 Q1	Turnover 2001 Kv1	Operating result 2002 Q1	Operating result 2001 Q1
Mines	480	479	10	-168
Smelters	1 794	1 830	94	-10
Fabrication	587	706	4	10
Other	-455	-118 1)	-11	80 1)
Total	2 406	2 897	97	-88

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1) Includes the result from Norzink and Lomas Bayas

Mining Operations

In the first quarter of 2002, the turnover of Boliden's mining operations amounted to MSEK 480 (479 M). The operating result was SEK 10 million (-168 M), corresponding to an operating margin of 2.1 (-35.1) per cent. The operating result has been influenced positively by a stronger USD and negatively by considerably lower metal prices and lower production during the first quarter of 2002, compared with the same period last year.

Mines, SEK million	2002 Q1	2001 Q1	Change in %
Turnover	480	479	0
Operating result	10	-168	
Depreciation	70	108	-35
Investments	60	112	-46

The main metals produced by Boliden mines are copper, zinc, lead, gold and silver.

Total production of Boliden's most important metals, copper and zinc, was lower due primarily to the company having fewer producing mines now compared with the same period last year. Production at Aitik, which produces mostly copper, was lower during the first quarter due mainly to lower head grades. The grade can sometimes vary from average values, depending on the actual area being mined and is expected to improve during the latter part of the year. Also, there was a temporary stoppage at Aitik at the beginning of the year due to a breakdown of the ore conveyor belt between the mine and the concentrator. In the Boliden area, gold production continues to develop well. At Garpenberg, new production records were set for both zinc and silver during the first quarter of 2002.

In the middle of March, operations were resumed at the Myra Falls mine in Canada following the implementation of an action plan that will make production considerably more efficient. Production increased gradually after resuming operations and the planned production levels have now been reached.

The transfer of machinery and equipment to Aitik from the now closed Los Frailes mine in Spain has commenced in accordance with an agreement reached between Boliden and the local government in Andalusia.

The main ramp in the Storliden mine has been completed and commercial production is expected to begin in June. We estimate that the mine will reach full production toward the end of the year. An extensive mineralisation has been discovered at Garpenberg indicating substantial tonnage with good grades. Drill hole intersections and geophysical surveys indicate potential for a substantial tonnage with good grades.

Metal production Total and per mine	2002 Q1	2001 Q1	Change in %
Total			
Copper (tonnes)	15 453	20 800	-26
Zinc (tonnes)	24 039	36 173	-33
Lead (tonnes)	4 913	4 961	-1
Gold (ounces)	37 132	36 354	2
Silver (thousand ounces)	2 087	1 955	7

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Boliden area			
Copper (tonnes)	2 449	2 256	9
Zinc (tonnes)	12 935	14 582	-11
Lead (tonnes)	688	1 074	-36
Gold (ounces)	22 955	17 178	34
Silver (thousand ounces)	553	662	-16
Garpenberg			
Copper (tonnes)	226	250	-10
Zinc (tonnes)	10 558	8 359	26
Lead (tonnes)	4 225	3 887	9
Gold (ounces)	2 765	2 533	9
Silver (thousand ounces)	1 154	790	46
Aitik			
Copper (tonnes)	12 698	14 725	-14
Gold (ounces)	11 263	11 110	1
Silver (thousand ounces)	377	393	-4
Myra Falls			
Copper (tonnes)	80	3 569	-98
Zinc (tonnes)	546	13 232	-96
Gold (ounces)	149	5 533	-97
Silver (thousand ounces)	3	110	-97

Smelter Operations

The turnover of the Business Area Smelter Operations fell by 2 per cent to SEK 1 794 million (1 830 M) in the first quarter of 2002 compared with the same period last year. The operating result was SEK 94 million (-10 M), corresponding to an operating margin of 5.2 (-0.5) per cent. The operating result was influenced positively by higher production at Ronnskar and a stronger USD, but negatively by lower metal prices and lower treatment and refining charges.

Smelters, SEK million	2002 Q1	2001 Q1	Change in %
Turnover	1 794	1 830	-2
Operating result	94	-10	
Depreciation	72	52	39
Investments	10	35	-71

Boliden's smelters (Ronnskar and Bergsoe) produce mainly copper, zinc clinker, lead and precious metals. The increase in production at Ronnskar during the first quarter of 2002 compared with the same period last year can be attributed to a gradual production increase to design capacity. However, production did not reach planned levels during the first quarter of 2002 due to a production stoppage at Aitik and delayed concentrate deliveries from Chile.

Metal production	2002 Q1	2001 Q1	Change in %

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Copper (tonnes)	54 313	50 307	8
Zinc clinker (tonnes)	9 223	8 658	7
Lead (tonnes)	6 329	9 410	-33
Gold (kg)	4 543	2 719	67
Silver (kg)	114 764	97 131	18
Lead alloy, Bergsoe (tonnes)	13 246	12 717	4

Fabrication

Sales in the Boliden Business Area Fabrication, which focuses on manufacturing copper tubing and brass rods, fell to SEK 587 million (706 M) during the first quarter of 2002 compared with the same period in 2001. The operating result was SEK 4 million (10 M), corresponding to an operating margin of 0.7 (1.4) per cent. The business has been negatively influenced by reduced volumes for brass products, mainly in England, where a comprehensive plan of remedial action is currently running on schedule. In January 2002, Boliden acquired the assets of a copper-tube manufacturer in the Netherlands, and this has contributed positively to sales and the result for the period.

Fabrication, SEK million	2002 Q1	2001 Q1	Change in %
Turnover	587	706	-17
Operating result	4	10	-60
Depreciation	14	15	-7
Investments	9	7	29

Technology Sales

Boliden Contech, which markets and sells technical solutions mainly for smelters, has developed according to plan during the first quarter of 2002.

Employees

The average number of employees at the end of the first quarter of 2002 was 3 731 compared with 3 749 at the beginning of the year, a reduction of 18.

Stockholm, 29th April 2002

Jan Johansson
President and CEO

This quarterly report has been prepared in accordance with the recommendations of the Swedish Financial Accounting Standards Council. These same accounting standards were used in the latest annual financial statements. The quarterly report has not been subject to specific examination by the company's auditors.

The next interim report will be issued on 14th August 2002.

INCOME STATEMENTS

Group	1st Quarter		Full year
Million SEK	2002	2001	2001

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Net sales	2 406	2 897	10 250
Cost of goods sold	-2 168	-2 828	-9 686
Gross result	238	69	564
Selling expenses	-77	-88	-373
Administrative expenses	-82	-72	-361
Research & Development costs	-23	-25	-107
Items affecting comparability (IAC)	0	0	-724
Other operating income and expenses	28	26	52
Result from non-consolidated companies	13	2	0
Operating result	97	-88	-949
Financial items net	-80	-470	-2 807
Earnings after financial items	17	-558	-3 756
Taxes	0	42	562
Minority shares in earnings	0	56	957
Net result	17	-460	-2 237

Earnings excluding IAC	1st Quarter		Full year
Million SEK	2002	2001	2001
Operating result, excl. IAC	97	-88	-225
Earnings after financial items, excl. IAC	17	-558	-3 032
Net result, excl. IAC	17	-460	-1 513

Earnings per Share	1st Quarter		Full year
SEK	2002	2001	2001
Earnings per share	0.20	-5.36	-26.08
Earnings per share, excl. IAC	0.20	-5.35	-17.64
Number of shares		85 811 638	85 811 638

Items Affecting Comparability (IAC)	1st Quarter		Full year
Million SEK	2002	2001	2001
Write-down of Myra Falls			-1 159
Profit from sale of Norzink			478
Other	0	0	-43
	0	0	-724

CONSOLIDATED BALANCE SHEET

Group	31 Mar	31 Dec
SEK million	2002	2001

Intangible capital assets	9	8
Tangible capital assets	7 645	7 728
Deferred tax assets	225	239
Interest-bearing financial investments	3	2
Other financial capital assets	170	87
Inventories	1 417	1 387
Interest-bearing receivables	0	6
Other receivables	983	932
Cash and short-term capital expenditure	454	787
Total assets	10 906	11 176
Equity	2 495	2 527
Minority interest	1	1
Pensions reserves	415	430
Provisions	634	636
Interest-bearing long-term debts	5 140	124
Other long-term liabilities	6	5
Interest-bearing short-term debts	4	5 044
Other short-term liabilities	2 211	2 409
Liabilities and shareholders' equity	10 906	11 176

Specification of Changes in Shareholders' equity
Million SEK

Opening balance 01-01-2002	2 527
Net result	17
Translation differences	-49
Closing balance 31-03-2002	2 495

Key Ratios	31 Mar 2002	Full year 2001
Capital expenditure in capital assets, million SEK	79	665
Capital employed, million SEK	7 294	7 039
Net debt, million SEK	-5 101	-4 803
Return on capital employed, %	5.4	-12.8
Return on equity %	2.7	-171.8
Equity ratio %	22.9	22.6

Cash Flow Statement

SEK Million	Jan-Mar 2002	Jan-Mar 2001	Full Year 2001
Operating Activities			
Earnings after financial items	17	-557	-3,756
Adjustments for items not included in cash flow, etc.	108	587	1,144
	125	30	-2,612
Tax paid	-	-8	-38

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Cash Flow from Operating Activities before Changes in Working Capital	125	22	-2,650
Cash flow from changes in working capital			
Changes in inventories	-6	96	-52
Changes in current receivables	-104	-331	804
Changes in short-term liabilities	-211	256	-442
Cash Flow from Operating Activities	-196	43	-2,340
Investment Activities			
Sale of subsidiaries	-	-	1,714
Acquisition of business operations	-52	-	-
Investments in tangible fixed assets	-79	-160	-665
Cash Flow from Investment Activities	-131	-160	1,049
Financing Activities			
Shareholders' contributions received	-	-	1,649
Additions to debt	-	104	5,266
Repayment of debt	-1	-10	-5,233
Cash Flow from Financing Activities	-1	94	1,682
Cash flow for period	-328	-23	391
Cash, beginning of period	787	391	391
Exchange rate differences on cash balances	-5	1	5
Cash, end of period	454	369	787

Liquid Assets

SEK million	Jan-Mar 2002	Jan-Mar 2001	Full year 2001
The following are included as liquid assets:			
Cash and bank	369	210	507
Short-term capital expenditure	85	159	280
	454	369	787

INFORMATION BY BUSINESS AREA
MSEK

As of March 2002	Mines	Smelters	Fabrication	Others, incl elim	Group
Net turnover	480	1,794	587	-455	2,406
Operating result	10	94	4	-11	97
Investments	60	10	9	-	79

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Depreciation	70	72	14	2	158

As of March 2001	Mines	Smelters	Fabri-cation	Others, incl elim	Group
Net turnover	479	1,830	706	-118	2,897
Operating result	-168	-10	10	80	-88
Investments	112	35	7	6	160
Depreciation	108	52	15	26	201

As of December 2001	Mines	Smelters	Fabri-cation	Others, incl elim	Group
Net turnover	2,197	6,710	2,412	-1,069	10,250
Operating result	-300	111	14	-774	-949
Investments	474	152	25	14	665
Depreciation	477	227	57	76	837

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For further information: Jan Johansson, President and CEO, Tel. +46 8 610 16 02, Mobile tel. +46 70 555 02 02; Ulf Soderstrom, VP Public Relations, Tel. +46 8 610 15 57, Mobile tel. +46 70 618 95 95; Ruben Ornstein, Chief Financial Officer, Tel. +46 8 610 15 20, Mobile tel. +46 70 229 29 97; Boliden home page: www.boliden.ca